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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Akorn, Inc.

Full Name of Registrant

Former Name if Applicable
1925 West Field Court, Suite 300

Address of Principal Executive Office (Street and Number)
Lake Forest, IL 60045
(847) 279-6100

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Akorn, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2008 by March 16, 2009 without unreasonable effort and expense because it has not yet completed the preparation of its financial statements for that year.
     As reported on the Company’s Form 8-K filed on February 25, 2009, the Company was notified by General Electric Capital Corporation (“GE Capital”), that GE Capital was applying a reserve against availability under the Company’s credit agreement, which effectively restricts the Company’s borrowings under the credit agreement to the current balance outstanding as of February 19, 2009. GE Capital advised that it was applying this reserve due to concerns about the Company’s financial performance, including its prospective compliance with the EBITDA covenant in the credit agreement for the quarter that will end March 31, 2009.
     As a result of the potential noncompliance with the financial covenants under the credit agreement described above, and uncertainty regarding whether a waiver or amendment can be obtained on terms satisfactory to the Company, the report of the Company’s independent registered public accounting firm on the Company’s consolidated financial statements for the year ended December 31, 2008 may contain an explanatory paragraph with respect to the Company’s ability to continue as a going concern.
     Because the assessment of the Company’s financial position and liquidity is ongoing due to the factors above, the Company is unable to complete its Form 10-K in a timely manner without unreasonable effort or expense. The Company intends to file its Form 10-K by March 31, 2009, as prescribed in Rule 12b-25.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey A. Whitnell Chief Financial Officer, Treasurer and Secretary	(847)	279-6100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company is unable to make a reliable quantitative estimate of the change in results of operations from the corresponding period for the last fiscal year until the Company completes its audited consolidated financial statements to be included in the Form 10-K. However, the Company expects to report an operating loss before income taxes of approximately $7.9 million for the year ended December 31, 2008 compared with an operating loss before income taxes of $19.2 million in the prior year.
     CAUTION REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements contained in this Notification of Late Filing on Form 12b-25 with respect to future financial or business performance, strategies or expectations constitute forward-looking statements that are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this Notification of Late Filing on Form 12b-25 are not historical facts, do not constitute guarantees of future performance and are based on numerous assumptions which, while believed to be reasonable, may not prove to be accurate. These forward-looking statements include, but are not limited to, future interest rates, the availability of credit under the Company’s credit facilities and certain assumptions upon which such forward-looking statements are based. The forward-looking statements in this Notification of Late Filing on Form 12b-25 do not constitute guarantees of future performance and involve a number of factors that could cause actual results to differ materially, including risks associated with the Company’s business involving its products, the development and distribution of the Company’s products and related services, economic and competitive factors, the Company’s key strategic relationships, changes in regulations affecting the Company’s business and other risks more fully described in the Company’s most recently filed Quarterly Report on Form 10-Q and Annual Report on Form 10-K. The Company assumes no obligation to update any forward-looking information contained in this Current Report or with respect to the announcements described herein.

Akorn, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 13, 2009	By	/s/ Jeffrey A. Whitnell

Jeffrey A. Whitnell
Chief Financial Officer, Treasurer and Secretary
Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).